

August 12, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

>   **RE: MIAX Sapphire, LLC ("Sapphire")**
>   **Amendment 2024-3 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-3 to the Form 1 Application of Sapphire, which includes the following changes:

>   Exhibit C – Updated committees and Bylaws of Minneapolis Grain Exchange
>   Exhibit F – Updated forms
>   Exhibit J – Updated director business information
>   Exhibit M – Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
     Telephone: 609-897-7300; Facsimile: 609-987-2210

24003413

5. Provide the name, title and telephone number of a contact employee:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     609-897-7315

6. Provide the name and address of counsel for the applicant:
     Barbara J. Comly, EVP, General Counsel & Corporate Secretary
     MIAX Sapphire, LLC
     7 Roszel Road, Suite 1A
     Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
     ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 04/06/23   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: August 12, 2024

By: _____
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of August, 2024.

Jane ost
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.   MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4.   *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5.   *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   – Miami International Securities Exchange, LLC;
   – MIAX PEARL, LLC;
   – MIAX Emerald, LLC;
   – MIAX Sapphire, LLC;
   – Miami International Technologies, LLC;
   – MIAX Futures Holdco, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   – M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
   – The Bermuda Stock Exchange;
   – MGEX Real Estate Holdings, LLC;
   – MIAX Global, LLC;
   – MIAX Products, LLC;
   – Dorman Trading, LLC; and
   – MIH East Holdings, Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development

Name	Title
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph Bracco	Senior Vice President – Head of Sales
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President – Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Alessandra Corona	Assistant Vice President – Associate Counsel

Name	Title
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Thomas J. Kelly, Jr.
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10.	*An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## B.	MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1.	*Name*: Miami International Securities Exchange, LLC
	Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.	*Form of organization*: Limited Liability Company.

3.	*Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4.	*Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.	*Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6.	*A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy

Name	Title
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio

Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development

Name	Title
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG

Name	Title
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D.   MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development

Name	Title
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.

John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1.   *Name*: Miami International Technologies, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4.   *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F.   MIAX FUTURES HOLDCO, LLC

1. *Name*: MIAX Futures Holdco, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Futures Holdco, LLC ("Futures Holdco") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of Futures Holdco.

5. *Brief description of business or functions*: Futures Holdco is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Holdco, LLC

Name	Title
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Daniel J. Brill	Vice President – Strategic Planning and Business Development
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Futures Holdco, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G.   M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
   Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I.   BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
    Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:   A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

    Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J.   M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws dated August 7, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

Name	Title
Troy McDonald Kane	President
Layne G. Carlson	Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary
James D. Facente, Jr.	Vice President, Head of Clearing Operations and Chief Risk Officer
Ethan Ongstad	Vice President, Futures Business Strategy and Chief of Staff

Directors of Minneapolis Grain Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L.   MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	EVP, Chief Financial Officer
Barbara Comly	Secretary
Layne G. Carlson	Treasurer
Ethan Ongstad	Director, Corporate Strategy

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M.   MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O.   DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
   Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer

Name	Title
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchanges ("MIAXdx")
   Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
William Bradley	Chief Technology Officer
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Lisa Moore
Jill Sommers

Risk Management Committee
Bryan Bishop
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Jerome Kemp

Participant Committee
Kurt M. Eckert
Zachary Dexter
Jerome Kemp
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers

Disciplinary Panel
Bryan Bishop
Kurt M. Eckert
Jerome Kemp
Jill Sommers

Appeals Committee
Lindsay L. Burbage

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R.   MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.



8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
    Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*:   ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    <ins>*Managers of ConvexityShares, LLC*</ins>

Managers
M 9 Holdings, LLC
T3i US Holdings Inc.

    <ins>*Officers of ConvexityShares, LLC*</ins>

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation, or subscription to the entity.

2.   Application for approval as a person associated with a member, participant, or subscriber of the entity.

3.   Any other similar materials.

Response:

1.   Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)

2.   Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

3.   Amendment to Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

4.   Waive-In Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)

5.   Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)

6.   Market Maker Member Guarantee (SAPPHIRE)

7.   Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)

8.   User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

9.   Sponsored Access Agreement (SAPPHIRE)

10.   Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

11.   Clearing Member Restriction Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

12.   Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

13.   Stock-Tied Give Up Authorization and Guarantee (SAPPHIRE)

14.   Stock-Tied Complex Order Authorization (SAPPHIRE)

15.	Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

16.	Market Data Policies (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

17.	Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

18.	Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

19.	Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

20.	Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

21.	Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

22.	Extranet Schedule A (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

23.	Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options, EMERALD & SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar Exhibit J functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   Name.

2.   Title.

3.   Dates of commencement and termination of term of office or position.

4.   Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1.   Officers of MIAX Sapphire, LLC

The following are the officers of the Exchange. Officers shall serve until their successors are appointed by the Board in accordance with the Constitution and LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

2. Directors of MIAX Sapphire, LLC

Name	Classification	Type of Business
Thomas P. Gallagher	Industry	Securities Exchange
Michael P. Ameen	Non-Industry/ Independent	Executive Vice President and Chief Financial Officer – Rheo Vest, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Attorney (Retired)
Marianne Deane	Non-Industry/ Independent	Community Volunteer
Leslie Florio	Non-Industry/ Independent	Community Volunteer
Michael Gorczowski	Industry/Member Representative	Partner – Wolverine Holdings LP
Michael Harrington	Industry/Member Representative	Head of Client Relationships – Citadel Securities, LLC
Kenneth Lozier	Non-Industry/ Independent	Attorney
John E. McCormac	Non-Industry/ Independent	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Robert D. Prunetti	Non-Industry	President – Phoenix Ventures, LLC

Interim Exchange Board

The By-Laws of the Exchange provide that prior to the commencement of the operations of the Exchange, Miami International Holdings, Inc., as the sole owner of the securities of the Exchange (the "LLC Member"), will elect directors in accordance with the By-Laws of the Exchange and the By-Laws of Miami International Holdings, Inc. to serve as directors of the Exchange on an interim basis (the "Interim Directors"). [*Article II, Section 2.5*]

The Interim Directors of the Exchange are the persons listed above who are currently serving as directors of the Exchange (the "LLC Member Directors"). These include two directors appointed as Interim Directors who will serve as interim Member Representative Directors (the "Interim Member Representative Directors"). [*Article II, Section 2.5*]

The LLC Member Directors were appointed by Miami International Holdings, Inc., as the sole owner of the securities of the Exchange. All of the Directors are required to complete a questionnaire establishing such person's qualifications to serve on the Exchange Board.

The initial Members of the Exchange consisted substantially of the Member Applicants who have begun the membership application process. Member Applicants means persons and entities who have submitted Initial Documents for membership in the Exchange and who, based on the information contained in such Initial Documents, would meet the qualifications for membership. Initial Documents are either the waive-in-agreement for existing MIAX, MIAX Pearl, or MIAX Emerald Members or the Exchange's Membership Pre-Application Survey or a MIAX Sapphire Participant Connectivity Request Form for new Members. The persons and firms that have applied to become the initial Members of

the Exchange have already begun the process of completing the necessary applications, obtaining electronic connectivity, and testing their systems with MIAX Sapphire.

Because the initial Members of the Exchange consist substantially of the current group of persons and firms that had begun the membership application process with MIAX Sapphire, MIAX Sapphire is in a position to satisfy the requirements of the Act, particularly Section 6(b)(3), by providing these members-to-be with fair representation in the selection of directors and the administration of the Exchange.

The Interim Member Representative Director Nominees were submitted to the Member Applicants by following the procedure specified in Article II, Section 2.5 in the Exchange By-Laws, as follows:

> The Interim Directors of the MIAX Sapphire Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of Article II, Section 2.5.

> The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 and in accordance with Article II, Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of Article II, Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of Article II, Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means

persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form. [*Article II, Section 2.5(b)*]

Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant). [*Article II, Section 2.5(c)*]

If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Article II, Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors. [*Article II, Section 2.5(d)*]

With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member

Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date. [*Article II, Section 2.5(e)*]

In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member. [*Article II, Section 2.5(f)*]

Commitment to Serve Only Until First Annual Meeting (maximum 90 days)

As set forth in Article II, Section 2.5 of the Exchange By-Laws, the Interim Exchange Board will serve only until the first annual meeting of the LLC Member, which will be held within 90 days after the approval of MIAX Sapphire as a national securities exchange. Within 90 days after such approval, the Exchange will have completed the first annual nomination, petition and voting process for electing the Exchange Board as provided in the Exchange By-Laws. Commencing at the first annual meeting of the LLC Member directors of the Exchange, other than the Chief Executive Officer, will serve staggered three-year terms. [*Article II, Section 2.5(a)*]

3.   **Committees of MIAX Sapphire, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Michael Gorczowski	Industry/Member Representative
Michael Harrington	Industry/Member Representative

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Michael P. Ameen	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
Lindsay Burbage (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Robert D. Prunetti	Non-Industry

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kenneth Lozier	Non-Industry/Independent

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   Name;

2.   Date of election to membership or acceptance as a member, subscriber or other user;

3.   Principal business address and telephone number;

4.   If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5.   Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6.   The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of August 12, 2024, including the information set forth in items 1-6 above.



AMENDED AND RESTATED BYLAWS

OF THE

MINNEAPOLIS GRAIN EXCHANGE, LLC

August 7, 2024

Table of Contents

ARTICLE I – DEFINITIONS...**1**
  1.1. DEFINITIONS. 1
ARTICLE II – BOARD OF DIRECTORS **1**
  2.1. COMPOSITION OF THE BOARD. 1
  2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE. 2
  2.3. POWERS OF THE BOARD..2
  2.4. EMERGENCY POWERS. 3
  2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY. 3
  2.6. VACANCIES. 3
  2.7. REGULAR MEETINGS 4
  2.8. SPECIAL MEETINGS..4
  2.9. VOTING, QUORUM, AND ACTION BY THE BOARD....................................4
  2.10. ACTION IN LIEU OF MEETING. 4
  2.11. INTERPRETATION OF BYLAWS. 4
  2.12. PROCEDURE AT MEETINGS. 4
  2.13. CHAIRPERSON. 4
  2.14. VICE CHAIRPERSONS. 5
  2.15. ACTING CHAIRPERSONS. 5
  2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND
       EMPLOYEES. 5
  2.17. EMPLOYMENT OF PROFESSIONAL SERVICES...5
  2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY
       TO SERVE ON BOARD OF DIRECTORS. 5
ARTICLE III – AMENDMENT OF BYLAWS AND RULES **5**
  3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE..................5
  3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE. 5
  3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES. 6
ARTICLE IV – THE LLC MEMBER **6**
  4.1. ELECTION OF DIRECTORS. 6
  4.2. SPECIAL MEETINGS..6
  4.3. ACTION IN LIEU OF MEETING. 6
ARTICLE V – OFFICERS & FUNCTIONS...**6**
  5.1. PRESIDENT. 6
  5.2. CHIEF EXECUTIVE OFFICER...6
  5.3. SECRETARY..6
  5.4. PAPERS: SERVICE OF. 7
  5.5. TREASURER..7
  5.6. ANNUAL FINANCIAL STATEMENT. 7
  5.7. FINANCING. 7
  5.8. FUNDS AND SECURITIES OF THE COMPANY. 7
  5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY. 7
  5.10. INVESTMENT OF FUNDS. 7
  5.11. BORROWING OF MONEY. 8
  5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC...........8
ARTICLE VI – REGULATORY OFFICERS **8**
  6.1. CHIEF REGULATORY OFFICER. 8
  6.2. CHIEF COMPLIANCE OFFICER. 8
  6.3. CHIEF RISK OFFICER...8
ARTICLE VII – COMMITTEES **9**
  7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE. 9
  7.2. COMMITTEES OF THE BOARD OF DIRECTORS...9

7.3. COMMITTEES OF THE EXCHANGE. 9
7.4. EXECUTIVE COMMITTEE. 9
7.5. AUDIT COMMITTEE. 9
7.6. RESERVED. 10
7.7. REGULATORY OVERSIGHT COMMITTEE. 10
7.8. MGEX RISK COMMITTEE. 10
7.9. NOMINATIONS COMMITTEE. 10
7.10. HARD RED SPRING WHEAT COMMITTEE. 10
7.11. CASH MARKETS COMMITTEE. 10
7.12. RISK MANAGEMENT COMMITTEE. 11
7.13. OTHER COMMITTEES, TASK FORCES AND PANELS. 11
ARTICLE VIII – DISCIPLINARY COMMITTEE... **11**
8.1. DISCIPLINARY COMMITTEE: APPOINTMENT. 11
8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS. 11
8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES. 12
8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS. 12
ARTICLE IX – HEARING COMMITTEE **13**
9.1. HEARING COMMITTEE: APPOINTMENT. 13
9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS. 13
9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES. 14
9.4. HEARING COMMITTEE: DUTIES AND POWERS. 14
ARTICLE X – DEPARTMENTS... **15**
10.1. CLEARING HOUSE. 15
10.2. AUDITS AND INVESTIGATIONS. 15
ARTICLE XI – TRADING PERMIT PROGRAMS... **15**
11.1. TRADING PERMIT PROGRAMS. 15
ARTICLE XII – MISCELLANEOUS **15**
12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC. 15
12.2. RESERVED. 16
12.3. RESERVED. 16
12.4. RESERVED. 16
12.5. FISCAL YEAR. 16
12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS. 16
12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS. 16
12.8. CONFLICTS OF INTEREST. 17
12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND
       IMPROPER USE OR DISCLOSURE. 20
12.10. COMMODITY EXCHANGE ACT RULE. 20
12.11. DISSEMINATION OF INFORMATION. 21
12.12. MGEX DEFENSE EXPENSES. 21
12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES,
       ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION
       1.63. 21
12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR
       GOVERNING BOARDS UNDER CEA SECTION 8a(2). 22

AMENDED AND RESTATED BYLAWS

OF

MINNEAPOLIS GRAIN EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MGEX"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MGEX Rules. MGEX Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Futures Holdco, LLC, which in turn is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.

Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A. Manage the business, affairs, and property of the Company;

B. Provide, acquire and maintain suitable Company quarters and facilities;

C. Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. Review and approve the appointment of a President and Chief Executive Officer;

E. Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G. Appoint Counsel to the Board;

H. Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I. Declare any day to be a holiday, during which the Exchange shall not be open for business;

J. Adopt, amend, or repeal the MGEX Charter, Bylaws, and Rules;

K. Act in emergencies (See **Bylaw 2.4.**);

L. Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:

A.   Close the Exchange;

B.   Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C.   Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D.   Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MGEX Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E.   Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MGEX Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, including a President, Secretary, and Treasurer, as well as other officers, including a Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MGEX Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MGEX Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MGEX Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MGEX Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER

4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer ("CEO") of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MGEX Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MGEX Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MGEX Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MGEX shall be under the management and control of the Company, and no funds belonging to MGEX shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the

Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. MGEX RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MGEX Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

7.10. HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MGEX Rules governing HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MGEX Rules.

The Committee shall have the duties and powers to:

    A.   Review and recommend MGEX Rules governing the cash markets.

B.   Monitor cash market activity to ensure orderly trading and efficient price discovery.

C.   Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of

Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the CEA.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MGEX and in respect to alleged violations of the MGEX Bylaws or Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the

investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MGEX Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MGEX Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MGEX Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the

matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A.   To conduct a hearing as authorized pursuant to the MGEX Bylaws or Rules.

B.   To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C.   To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D.   In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E.   To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MGEX authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MGEX Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MGEX Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MGEX Rules.

ARTICLE XI – TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MGEX Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of

all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.

12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

> A. Definitions. For purposes of this Bylaw the following definitions shall apply:
>
>> 1. The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.
>>
>> 2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.
>>
>> 3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).
>>
>> 4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.
>>
>> 5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:
>>
>>> a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,
>>>
>>> b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MGEX Rule not submitted for prior CFTC approval because such Bylaw or MGEX Rule is unrelated to the terms and conditions of any contract traded at the Exchange.
>
> B. Named Party in Interest Conflict.
>
>> 1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option

transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

b.   gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

c.   gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

d.   net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

e.   any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.

3.   Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D.   Deliberation Exemption.

1.   Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2.   In making its determination, the deliberating body shall consider;

a.   whether the member's participation in deliberations is necessary to achieve a quorum; and

b.   whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E.   Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1.   the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:

A. Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B. Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C. Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MGEX Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C.   Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D.   No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E.   Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F.   No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MGEX DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MGEX or any of its officers, directors, committee members, employees or agents must pay to MGEX all reasonable expenses, including attorney's fees, incurred by MGEX in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A.   In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

    a. A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

    b. A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4. Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5. Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6. Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B. The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.



Stock-Tied Complex Order Authorization

MIAX Sapphire® Options Exchange

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Exchange") Member Firms should use this form to request participation in Complex Orders containing a stock component on MIAX Sapphire. Please fill out this form in its entirety and return to MIAX Sapphire Membership (see Section H below).

SECTION A – GENERAL MEMBER INFORMATION

Member Firm:

Contact Name: Email:

CRD No.:   Phone:

SECTION B – FIRM-BASED ACCOUNT CONFIGURATION (ORDER-BY-ORDER BASIS)

On a Firm-level basis, provide the following Stock Account MPID(s) which will be used to trade Complex Order strategies with a stock component.

Stock Account MPID(s)

- If sending stock clearing instructions on an order-by-order basis, EEMs have the option to specify a default stock clearing account within this Section.
- Alternatively, in the absence of an order-by-order basis, please use Section C.
- Electronic Exchange Members (EEM) must complete either Section B or Section C.
- Please use an attachment if needed.

SECTION C – MPID-BASED ACCOUNT CONFIGURATION

Provide the following information for each MIAX Sapphire MPID which will be used to trade Complex Order strategies with a stock component.

Column A MIAX Sapphire MPID	Column B Stock Account MPID

- By providing MPID-based account information, MIAX Sapphire will pre-configure your stock clearing information using Column A and Column B above.
- Market-Makers must complete both Column A and Column B
- Please use an attachment if needed.

SECTION D – CLEARING PATH

Check the desired clearing path for stock component.

      1. ACT – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services

      2. Direct to NSCC – Requires Qualified Special Representative (QSR Form submitted via DTCC Portal) arrangement with FINRA

SECTION E – THIRD PARTY DISCLAIMER

It is expressly understood that a clearing issue which may arise from an order entered through this stock-option order processing is strictly between the MIAX Sapphire Member Firm and the Exchange's designated Stock Routing Broker Dealer (SRBD), in its role as a Stock Facilitating Broker, and does not involve any third party which may be the originator of the transaction as a client of the MIAX Sapphire Member Firm.

      Yes

      No

SECTION F – SUPPLEMENTAL MATERIAL

- *FINRA Transparency Services Uniform Executing Broker Agreement (AGU)* – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.

- *QSR Arrangement (DTCC Portal)* – Member firms which are not a FINRA member and have no access to ACT via its clearing firm, must have its clearing firm enter into this arrangement with FINRA.

- *MPID & Session Request Form* – Member firms that do not have an assigned MPID must request one by submitting this form to MIAX Sapphire Membership.

- In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a member firm must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that member firm, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION G – SIGNATURES

Authorized Signatory MIAX Sapphire Member Firm   Authorized Signatory Stock Facilitating Broker

Print Name/Title   Print Name/Title

Date   Date

SECTION H – SUBMISSION

Please submit your completed form electronically to MIAX Sapphire Membership: memberservices@miaxglobal.com.

Questions may be directed to MIAX Sapphire Membership at 609-897-1479.


Check one: New Service Request   Addition to Existing Service   Deletion from Existing Service

Date of Request:

Data of Recipient/Data Feed Distributor Contact Information

Company Name :

Primary Contact

    Phone: Primary Contact Email:

Technical Contact

    Phone: Technical Contact Email:

Billing Contact

    Phone: Billing Contact Email:

Reporting Contact

    Phone: Reporting Contact Email:

Intended Use of MIAX Pearl Equities Market Data

Check All Applicable

    Internal Distribution Within Company and/or Affiliates

        Display Usage   Non-Display Usage

    Controlled Distribution to External Parties (control entitlement and individual device usage)

    Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data

Check All Applicable

    Internal Distribution Within Company and/or Affiliates

        Display Usage   Non-Display Usage

    Controlled Distribution to External Parties (control entitlement and individual device usage)

    Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Pearl Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Sapphire Options Market Data

Check All Applicable

Internal Distribution Within Company and/or Affiliates

Display Usage   Non-Display Usage

Controlled Distribution to External Parties (control entitlement and individual device usage)

Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

MIAX Pearl Equities Market Data Requested

MIAX Pearl Equities Top of Market (ToM)

MIAX Pearl Equities Depth of Market (DoM)

Other:

MIAX Options Market Data Requested

MIAX Options Top of Market (ToM)[1]

Administrative Information Subscriber (AIS)

MIAX Options Product Feed (MPF)

MIAX Options Complex Top of Market (cToM)

MIAX Options Order Feed (MOR)

MIAX Options Open-Close Report

Intraday   End of Day   Historical Dates

Other:

MIAX Pearl Options Market Data Requested

MIAX Pearl Options Top of Market (ToM)[1]

MIAX Pearl Options Liquidity Feed (PLF)

MIAX Pearl Options Open-Close Report

    Intraday   End of Day   Historical Dates

Other:

MIAX Emerald Options Market Data Requested

MIAX Emerald Options Top of Market (ToM)[1]

Administrative Information Subscriber (AIS)

MIAX Emerald Options Complex Top of Market (cToM)

MIAX Emerald Options Order Feed (MOR)

MIAX Emerald Options Open-Close Report

    Intraday   End of Day   Historical Dates

Other:

MIAX Sapphire Options Market Data Requested

MIAX Sapphire Options Top of Market (ToM)[1]

MIAX Sapphire Options Liquidity Feed (SLF)

MIAX Sapphire Options Complex Top of Market (cToM)

MIAX Sapphire Options Open-Close Report

    Intraday   End of Day   Historical Dates

Other:

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data

External Distribution – Describe Service Provided

(Specify Options or Equities Data in Description)   Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange" as applicable).

Print name: Title:

Signature: Date: